

October 3, 2011

<u>Via Facsimile</u>
Ingo Jucht
President and Chief Executive Officer
Lux Digital Pictures, Inc.
12021 Wilshire Boulevard, Suite 450
Los Angeles, CA 90025

>   **Re: Lux Digital Pictures, Inc.**
>   **Form 10-K for the fiscal year ended August 31, 2010**
>   **Filed December 1, 2010**
>   **File No. 333-153502**

Dear Mr. Jucht:

We have reviewed your response to our letter dated August 31, 2011 and have the following additional comments.

<u>Liquidity and Capital Resources, page 17</u>

1. We note your response to prior comment two and reissue in part. Please confirm that in future filings you will disclose material terms of the outstanding convertible note. In your response, please provide us with your proposed revised disclosure.

<u>Executive Compensation, page 34</u>

2. We note your response to prior comment four and reissue in part. Please provide us with your proposed revised summary compensation table in your response.

<u>Item 13. Certain Relationships and Related Transactions, page 36</u>

3. We note your response to prior comment five and reissue in part. Please provide us with your proposed revised disclosure regarding the $15,050 loan from your principal shareholder and the $13,500 loan from your Chief Executive Officer. Refer to Item 404(a) of Regulation S-K.

<u>Exhibits, page 38</u>

4. We note your response to prior comment six. Please confirm that in future filings you will include in your exhibit index a complete listing of all exhibits required to be filed by Item 601(b) of Regulation S-K. Please clearly mark any exhibits that are incorporated by reference.

       Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions you may have.

                                      Sincerely,

                                      /s/ Justin Dobbie

                                      Justin Dobbie
                                      Legal Branch Chief